                                                      RULE 424(b)(5)
                                                      REGISTRATION NO. 333-28537

                             SUBJECT TO COMPLETION
            PRELIMINARY PROSPECTUS SUPPLEMENT, DATED JULY 17, 1997

PROSPECTUS SUPPLEMENT
------------------------
(TO PROSPECTUS DATED JULY 7, 1997)
                                    [LOGO]
                                2,500,000 UNITS

                           MERRILL LYNCH & CO., INC.
             S&P 500 INFLATION ADJUSTED MARKET INDEX TARGET-TERM
                         SECURITIES DUE AUGUST  , 2007
                                  "MITTS(R)"
                        ($10 PRINCIPAL AMOUNT PER UNIT)

GENERAL:
 . Senior unsecured debt securities           . Not redeemable prior to maturity
                                             . Transferable only in whole Units
 . No payments prior to maturity


PAYMENT AT MATURITY:

          Adjusted Principal Amount + Supplemental Redemption Amount

The Adjusted Principal Amount will equal the principal amount of the MITTS you hold adjusted to reflect any increase in the Consumer Price Index over the term of the MITTS. The Supplemental Redemption Amount will be based on the percentage increase, if any, in the S&P 500 Composite Stock Price Index above a benchmark value that will be 15% to 20% greater than the value of such Index on the date that the MITTS are initially priced for sale.

The Supplemental Redemption Amount will not exceed $10 per Unit regardless of the increase in the S&P 500 Index. The Supplemental Redemption Amount may be ZERO, but will not be less than zero.

BEFORE YOU DECIDE TO INVEST IN THE MITTS, CAREFULLY READ THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS, ESPECIALLY THE RISK FACTORS BEGINNING ON PAGE S-9.

Neither the SEC nor any state securities commission has approved these securities or passed upon the adequacy of this Prospectus Supplement or the attached Prospectus. Any representation to the contrary is a criminal offense.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                     INITIAL PUBLIC       UNDERWRITING         PROCEEDS TO
                                    OFFERING PRICE(1)     DISCOUNTS(1)         COMPANY(2)
------------------------------------------------------------------------------------------
Per MITTS........................          $10                 $                   $
------------------------------------------------------------------------------------------
Total............................      $25,000,000           $                   $
------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) The "Initial Public Offering Price" and "Underwriting Discount" for any
    single transaction to purchase 500,000 Units or more will be $   per Unit
    and $   per Unit, respectively.
(2) Before deduction of expenses payable by the Company.

  We expect that the MITTS will be ready for delivery in book-entry form only through the facilities of DTC, on or about August , 1997 against payment in immediately available funds.
                             ---------------------
                              MERRILL LYNCH & CO.
                             ---------------------
           The date of this Prospectus Supplement is August  , 1997.

---------------------
"MITTS" is a registered service mark and "Market Index Target-Term Securities" is a service mark owned by Merrill Lynch & Co., Inc.

STABILIZATION

  Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the MITTS. Such transactions may include stabilizing, the purchase of MITTS to cover syndicate short positions and the imposition of penalty bids. For a description of these activities, see "Underwriting".

REQUIRED DISCLOSURES

"Standard & Poor's"

  Standard & Poor's ("S&P") does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included in the S&P 500 Index. S&P makes no warranty, express or implied, as to results to be obtained by the Company, the Underwriter, the holders of the MITTS, or any other person or entity from the use of the S&P 500 Index or any data included therein in connection with the rights licensed under the license agreement described herein or for any other use. S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the S&P 500 Index or any data included therein. Without limiting the generality of the foregoing, in no event shall S&P have any liability for any special, punitive, indirect or consequential damages (including lost profits), even if notified of the possibility of such damages.

  "Standard & Poor's(R)"; "S&P(R)"; "S&P 500"; and "Standard & Poor's 500" are trademarks of The McGraw-Hill Companies, Inc., which have been licensed for use by Merrill Lynch Capital Services, Inc. The Company is an authorized sublicensee.

"State of North Carolina"

  We are required to disclose that the Commissioner of Insurance of the State of North Carolina has not approved or disapproved the offering of the MITTS nor has the Commissioner determined the accuracy or adequacy of this Prospectus Supplement or the Prospectus.

CONTENT OF PROSPECTUS

  You should rely only on the information contained in this document or in documents we filed with the Securities and Exchange Commission ("SEC") that we have referred you to. We have not authorized anyone to provide you with different information. You should not assume that the information in the Prospectus or Prospectus Supplement is accurate as of any date other than the date on the front of this document.

LIMITATIONS ON OFFERS OR SOLICITATIONS

  We do not intend this document to be an offer or solicitation:

     (A) if used in a jurisdiction in which such offer or solicitation is not authorized;

     (B) if the person making such offer or solicitation is not qualified to do so; or

     (C) if such offer or solicitation is made to anyone to whom it is unlawful to make such offer or solicitation.

                               TABLE OF CONTENTS

                                     PAGE
                                     ----
THE PROSPECTUS SUPPLEMENT:
SUMMARY INFORMATION--Q&A...........   S-4
 What are the MITTS?...............   S-4
 What will I receive at maturity of
  the MITTS?.......................   S-4
 How have the CPI and S&P 500 Index
  performed historically?..........   S-6
 What about taxes?.................   S-7
 Who publishes the S&P 500 Index
  and what does it measure?........   S-7
 Will the MITTS be listed on a
  stock exchange?..................   S-7
 What is the role of our subsidi-
  ary, MLPF&S?.....................   S-7
 How would proposed changes in the
  CPI affect the MITTS?............   S-7
 Can you tell me more about the
  Company?.........................   S-8
 Are there any risks associated
  with my investment?..............   S-8
WHERE YOU CAN FIND MORE
 INFORMATION.......................   S-9
RISK FACTORS.......................   S-9
 The Supplemental Redemption
  Amount...........................   S-9
 Your yield may be lower than the
  yield of a standard debt security
  of comparable maturity...........   S-9
 Your return will not reflect the
  payment of dividends.............   S-9
 Consumer Price Index..............  S-10
 Uncertain trading market..........  S-10
 Factors affecting trading value of
  the MITTS........................  S-10
 State law limits on interest paid.  S-11
 Purchases and sales by Merrill
  Lynch............................  S-12
 Potential conflicts...............  S-12
RATIO OF EARNINGS TO FIXED CHARGES.  S-12
DESCRIPTION OF SECURITIES..........  S-13
 General...........................  S-13
 Payment at Maturity...............  S-13

                                    PAGE
                                    ----
 Hypothetical Returns.............. S-14
 Adjustments to the CPI............ S-16
 Adjustments to the Index; Market
  Disruption Events................ S-16
 Discontinuance of the Index....... S-17
 Events of Default and Accelera-
  tion............................. S-17
Depository......................... S-17
Same-Day Settlement and Payment.... S-19
THE INDEX.......................... S-19
 General........................... S-19
 Computation of the Index.......... S-20
 Historical Data on the Index...... S-21
 License Agreement................. S-22
CPI................................ S-23
 General........................... S-23
 Historical Data on the CPI........ S-23
CERTAIN UNITED STATES FEDERAL
 INCOME TAX CONSIDERATIONS......... S-25
 General........................... S-25
 U.S. Holders...................... S-25
 Hypothetical Table................ S-28
 Non-U.S. Holders.................. S-28
 Backup Withholding................ S-29
USE OF PROCEEDS.................... S-29
UNDERWRITING....................... S-30
VALIDITY OF SECURITIES............. S-30
INDEX OF DEFINED TERMS............. S-31
THE PROSPECTUS:
AVAILABLE INFORMATION..............    2
INCORPORATION OF CERTAIN DOCUMENTS
 BY REFERENCE......................    2
MERRILL LYNCH & CO., INC. .........    3
USE OF PROCEEDS....................    3
DESCRIPTION OF DEBT SECURITIES.....    4
DESCRIPTION OF DEBT WARRANTS.......    8
DESCRIPTION OF CURRENCY WARRANTS...    9
DESCRIPTION OF INDEX WARRANTS......   10
PLAN OF DISTRIBUTION...............   14
EXPERTS............................   15

                           SUMMARY INFORMATION--Q&A

This summary includes questions and answers that highlight selected information from the Prospectus and Prospectus Supplement to help you understand the MITTS. You should carefully read the Prospectus and Prospectus Supplement to fully understand the terms of the MITTS, the S&P 500 Composite Stock Price Index (the "S&P 500 Index" or the "Index"), the Consumer Price Index (as described below, the "CPI"), as well as the tax and other considerations that are important to you in making a decision about whether to invest in the MITTS. You should, in particular, carefully review the "Risk Factors" section, which highlights certain risks, to determine whether an investment in the MITTS is appropriate for you.

WHAT ARE THE MITTS?

  The MITTS are a series of senior debt securities issued by Merrill Lynch & Co., Inc. (the "Company") and are not secured by collateral. The MITTS will rank equally with all other unsecured and unsubordinated debt of the Company. The MITTS mature on August , 2007 and do not provide for earlier redemption. We will make no payments on the MITTS until maturity.

  Each "Unit" of MITTS represents $10 principal amount of MITTS. You may transfer the MITTS only in whole Units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the MITTS in the form of a global certificate, which will be held by The Depository Trust Company ("DTC"), or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the MITTS by individual investors. You should refer to the section "Description of the MITTS--Depository" in this Prospectus Supplement.

WHAT WILL I RECEIVE AT MATURITY OF THE MITTS?

  We have designed the MITTS for investors who want to protect their investment by receiving at least the principal amount of their investment (as adjusted for inflation) at maturity and who also want to participate in possible increases in the S&P 500 Index. At maturity, you will receive a payment on the MITTS equal to the sum of two amounts: the "Adjusted Principal Amount" and the "Supplemental Redemption Amount".

  "Adjusted Principal Amount"

  The Adjusted Principal Amount per Unit will equal the greater of:

(a) the principal amount of such Unit ($10); and

(b) the principal amount of such Unit ($10)   X   Final CPI
                                                 -----------
                                                 Initial CPI

  "Initial CPI" will equal the value of the CPI for the third calendar month prior to the month containing the date that we first offer the MITTS to the public. "Final CPI" will be determined by the Calculation Agent and will equal
the value of the CPI for the third calendar month prior to August   , 2007 as
reported on the seventh calendar day prior to the maturity date. We will pay you the Adjusted Principal Amount of the MITTS regardless of whether any Supplemental Redemption Amount is payable. "CPI" means the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics of the Department of Labor.

  "Supplemental Redemption Amount"

  The Supplemental Redemption Amount per Unit will equal:

         $10 x EIV - BIV
               ---------
                  BIV

but will not be less than zero or more than $10 per Unit of MITTS.

EIV = Ending Index Value

BIV = Benchmark Index Value

  "ENDING INDEX VALUE" means the average of the values of the S&P 500 Index at the close of the market on five business days before the maturity of the MITTS. We may calculate the Ending Index Value by reference to fewer than five or even a single day's closing value if, during the days prior to the maturity date of the MITTS, there is a disruption in the trading of the securities comprising the S&P 500 Index.

  "BENCHMARK INDEX VALUE" means the value of the S&P 500 Index at the market close on the date that the specific terms of the MITTS are determined (the date the MITTS are priced for the sale to the public) (the "Starting Index Value") multiplied by a factor equal to 115% to 120% determined by us on such date.

  For more specific information about the Adjusted Principal Amount and the Supplemental

Redemption Amount, please see the section "Description of Securities" in this Prospectus Supplement.

  The Ending Index Value would need to be more than 15% to 20% (depending on the factor chosen) higher than the S&P 500 Index on the date the MITTS are priced for sale to you, before any amount would be paid to you based on an increase in the S&P 500 Index. If the S&P 500 Index reaches a value of two times the Benchmark Index Value, you will receive a Supplemental Redemption Amount of $10. Since $10 is the maximum Supplemental Redemption Amount we will pay, you will not receive any incremental benefit from increases beyond that value. IF THE ENDING INDEX VALUE IS LESS THAN, OR EQUAL TO, THE BENCHMARK INDEX VALUE, THE SUPPLEMENTAL REDEMPTION AMOUNT WILL BE ZERO.

 Examples

   Here are four examples of Adjusted Principal Amount and Supplemental Redemption Amount calculations assuming a Benchmark Index Value that equals 117.5% (the midpoint of an expected offering range of 115% to 120%) of the Starting Index Value:

 Example 1: CPI declines; S&P 500 Index does not increase above Benchmark Index Value

 Hypothetical Initial CPI: 160
 Hypothetical Final CPI: 150
 Hypothetical Starting Index Value: 900
 Hypothetical Benchmark Index Value: 1057.5
 Hypothetical Ending Index Value: 1035

 Adjusted Principal Amount = greater of: (a) $10

                                         (b) $10 x 150 = $9.38
                                                   ---
                                                   160

                                                                                (Supplemental Redemption
                                                                                Amount cannot be less
  Supplemental Redemption Amount (Per Unit)   =  $10  x  1035-1057.5  =  -$0.21 than zero)
                                                         -----------
                                                           1057.5

 Total payment at maturity (Per Unit) = $10 + $0 = $10

 Example 2: CPI stays level; S&P 500 Index increases above Benchmark Index
 Value

 Hypothetical Initial CPI: 160
 Hypothetical Final CPI: 160
 Hypothetical Starting Index Value: 900
 Hypothetical Benchmark Index Value: 1057.5
 Hypothetical Ending Index Value: 1687.5

 Adjusted Principal Amount = greater of: (a) $10

                                         (b) $10 x 160 = $10.00
                                                   ---
                                                   160

  Supplemental Redemption Amount (Per Unit)   =  $10  x  1687.5-1057.5  =  $5.96
                                                         -------------
                                                            1057.5

 Total payment at maturity (Per Unit) = $10 + $5.96 = $15.96

 Example 3: CPI increases; S&P 500 Index does not increase above Benchmark Index Value

 Hypothetical Initial CPI: 160
 Hypothetical Final CPI: 230
 Hypothetical Starting Index Value: 900
 Hypothetical Benchmark Index Value: 1057.5
 Hypothetical Ending Index Value: 1035

 Adjusted Principal Amount = greater of: (a) $10

                                         (b) $10 x 230 = $14.38
                                                   ---
                                                   160

                                                                                (Supplemental Redemption
                                                                                Amount cannot be less
  Supplemental Redemption Amount (Per Unit)   =  $10  x  1035-1057.5  =  -$0.21 than zero)
                                                         -----------
                                                           1057.5

 Total payment at maturity (Per Unit) = $14.38 + $0 = $14.38

 Example 4: CPI increases; S&P 500 Index is greater than two times the Benchmark Index Value

 Hypothetical Initial CPI: 160
 Hypothetical Final CPI: 230
 Hypothetical Starting Index Value: 900
 Hypothetical Benchmark Index Value: 1057.5
 Hypothetical Ending Index Value: 2250

 Adjusted Principal Amount = greater of: (a) $10

                                         (b) $10 x 230 = $14.38
                                                   ---
                                                   160

  Supplemental Redemption Amount (Per Unit)   =  $10  x  2250-1057.5  =  $11.28 (subject to $10 maximum)
                                                         -----------
                                                           1057.5

 Total payment at maturity (Per Unit) = $14.38 + $10.00 = $24.38


HOW HAVE THE CPI AND S&P 500 INDEX PERFORMED HISTORICALLY?

  "CPI"

  We have provided a table showing the value of the CPI at the end of each calendar year from 1947 to 1996 and for each month from January 1992 through June 1997 as published by the Bureau of Labor Statistics. You can find this table in the section "CPI--Historical Data on the CPI" in this Prospectus Supplement. We have provided this historical information to help you evaluate the behavior of the CPI in various economic environments; however, past performance of the CPI is not necessarily indicative of how the CPI will perform in the future.

  "S&P 500 Index"

  We have provided a table showing the closing values of the S&P 500 Index on the last business day of each year from 1947 through 1996, and the closing values of the S&P 500 Index on the last business day of each month from 1989 to the present, as published by S&P. You can find this table in the section "The Index--Historical Data on the Index" in the Prospectus Supplement. We have provided this historical information to help you evaluate the behavior of the S&P 500 Index in various economic environments; however, past performance of the S&P 500 Index is not necessarily indicative of how the Index will perform in the future.

WHAT ABOUT TAXES?

  You will be required to pay taxes on ordinary income from the MITTS over their term based upon an estimated yield for the MITTS, even though you will not receive any payments from us until maturity. We have determined this estimated yield, in accordance with regulations issued by the Treasury Department, solely in order for you to figure the amount of taxes that you will owe each year as a result of owning a MITTS. This amount is neither a prediction nor a guarantee of what either the actual Adjusted Principal Amount or the actual Supplemental Redemption Amount will be, or that either the actual Adjusted Principal Amount will exceed $10 or that the actual Supplemental Redemption Amount will even exceed zero. We have determined that
this estimated yield will equal    % per annum (compounded semiannually).

  Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you buy a MITTS for $10 and hold the MITTS until maturity, you will be required to pay taxes on the following amounts of ordinary income from
the MITTS each year: $        in 1997, $          in 1998, $         in 1999,
$        in 2000, $        in 2001, $        in 2002, $        in 2003,
$        in 2004, $        in 2005, $        in 2006, and $       in 2007.
However, in 2007, the amount of ordinary income that you will be required to
pay taxes on from owning a MITTS may be greater or less than $       ,
depending upon the Adjusted Principal Amount and the Supplemental Redemption Amount, if any, you receive. Also, if the sum of the Adjusted Principal Amount
and the Supplemental Redemption Amount is less than $       , you may have a
loss which you could deduct against other income you may have in 2007, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see "Certain United States Federal Income Tax Considerations" in this Prospectus Supplement.

WHO PUBLISHES THE S&P 500 INDEX AND WHAT DOES IT MEASURE?

  The S&P 500 Index is published by S&P. The purpose of the S&P 500 Index is to provide a picture of the movement in prices of common stocks over time. S&P calculates the value of the S&P 500 Index, which is based on the relative value of the common stocks of 500 companies at a particular time as compared to the aggregate average market value of 500 similar companies during the base period from the years 1941 through 1943. S&P may revise the S&P 500 Index by adding or deleting certain companies as it determines may be necessary to achieve the purpose of the S&P 500 Index.

WILL THE MITTS BE LISTED ON A STOCK EXCHANGE?

  We have applied to have the MITTS listed on the New York Stock Exchange under the symbol "IEM". You should be aware that the listing of the MITTS on the New York Stock Exchange will not necessarily ensure that a liquid trading market will be available for the MITTS. You should review "Risk Factors-- Uncertain Trading Market".

WHAT IS THE ROLE OF OUR SUBSIDIARY, MLPF&S?

  Our subsidiary, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), is the underwriter for the offering and sale of the MITTS. After the initial offering, MLPF&S intends to buy and sell MITTS to create a secondary market for holders of the MITTS, and to stabilize or maintain the market price of the MITTS. However, MLPF&S will not be obligated to engage in any of these market activities, or continue them once it has started.

  MLPF&S will also be our agent (the "Calculation Agent") for purposes of calculating the Initial CPI, the Final CPI, the Benchmark Index Value and the Ending Index Value and the other amounts for the MITTS, including the Adjusted Principal Amount and the Supplemental Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S's status as a subsidiary of the Company and its responsibilities as Calculation Agent.

HOW WOULD PROPOSED CHANGES IN THE CPI AFFECT THE MITTS?

  There are discussions to change how the CPI is calculated that we review in the section entitled "Risk Factors--Consumer Price Index". If the method of calculating the CPI is changed, the Calculation Agent can adjust the values of the CPI used in calculating payments due on the MITTS in order to determine an index value comparable to the CPI as if such change had not been made. If the CPI is discontinued, the Calculation Agent may select a successor index with the goal of trying to maintain the intended economic benefits of the MITTS to you. You should be aware that the Calculation Agent is controlled by the Company which is the issuer of the MITTS and therefore potential conflicts of interest could arise; however, the Calculation Agent is subject to limits and has certain duties. In the case of the CPI, the Calculation Agent could only adjust a value of the CPI to undo a change to how the CPI is calculated or select a successor measure for inflation to maintain the intended economic benefits of the MITTS to you if the CPI is discontinued. The Calculation Agent could not otherwise adjust a value of the CPI or replace the CPI with another measure of inflation. See "Risk Factors--Potential Conflicts".


CAN YOU TELL ME MORE ABOUT THE COMPANY?

  Merrill Lynch & Co., Inc. is a holding company with various subsidiary and affiliated companies that provide investment, financing, insurance and related services on a global basis. For information about the Company see the section "Merrill Lynch & Co., Inc." in the Prospectus. You should also read the other documents the Company has filed with the SEC, which you can find by referring to the section "Where You Can Find More Information" in this Prospectus Supplement.

ARE THERE ANY RISKS ASSOCIATED WITH MY INVESTMENT?

  Yes, the MITTS are subject to certain risks. Please refer to the section "Risk Factors" in this Prospectus Supplement.

                      WHERE YOU CAN FIND MORE INFORMATION

  The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. Some of these documents are incorporated by reference in, and form a part of, this Prospectus Supplement and the Prospectus, as described in the section "Incorporation of Certain Documents by Reference" in the Prospectus. You may read and copy any document we file by visiting the SEC's public reference rooms in Washington, D.C. at 450 Fifth Street, Room 1024, N.W., Washington, D.C., 20549; or at the SEC's regional offices at 500 West Madison Street, Suite 400, Chicago, Illinois 60661-2511 and Seven World Trade Center, New York, New York 10048. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Copies of our SEC filings can also be obtained from the SEC's Internet web site at http://www.sec.gov. You may also read copies of these documents at the offices of the New York Stock Exchange, the American Stock Exchange, the Chicago Stock Exchange, and the Pacific Exchange.

  We will send you copies of our SEC filings, excluding exhibits, at no cost upon request. Please address your request to Lawrence M. Egan, Jr., Corporate Secretary's Office, Merrill Lynch & Co., Inc., 100 Church Street, 12th Floor, New York, New York 10080-6512; telephone number (212) 602-8439.

                                 RISK FACTORS

  Your investment in MITTS will involve certain risks. For example, there is the risk that you might not earn a return on your investment, and the risk that you will be unable to sell your MITTS prior to their maturity. You should carefully consider the following discussion of risks before deciding whether an investment in the MITTS is suitable for you.

THE SUPPLEMENTAL REDEMPTION AMOUNT.

  We will set the Benchmark Index Value on the Pricing Date so that it will exceed the Starting Index Value by 15% to 20%. We will determine the actual percentage on the Pricing Date and disclose it to you in the final Prospectus Supplement you will receive in connection with your purchase of MITTS. If the Ending Index Value does not exceed the Starting Index Value at maturity by more than 15% to 20% (depending on the actual percentage we choose on the Pricing Date) the Supplemental Redemption Amount will be zero. This will be true even if the value of the Index was higher than the Benchmark Index Value at some time during the life of the MITTS but later falls below the Benchmark Index Value. If the Supplemental Redemption Amount is zero, we will pay you only the Adjusted Principal Amount of your MITTS.

  You will not receive a Supplemental Redemption Amount that exceeds $10 per Unit regardless of how much the Index increases. If the S&P 500 Index reaches a value of two times the Benchmark Index Value, you will receive a Supplemental Redemption Amount of $10. Since $10 is the maximum Supplemental Redemption Amount we will pay, you will not receive any incremental benefit from increases beyond that value. If we pay you the maximum Supplemental Redemption Amount of $10 per unit, this will represent a maximum annualized rate of return of 7.05% compounded semi-annually over a term of ten years. This limitation does not apply to the Adjusted Principal Amount which is dependent on changes in the CPI.

YOUR YIELD MAY BE LOWER THAN THE YIELD ON A STANDARD DEBT SECURITY OF COMPARABLE MATURITY.

  The amount we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of the Company with the same maturity date. Your investment may not reflect the full opportunity cost to you when you consider the effect of factors that affect the time value of money.

YOUR RETURN WILL NOT REFLECT THE PAYMENT OF DIVIDENDS.

  S&P calculates the Index by reference to the prices of the common stocks comprising the Index without taking into consideration the value of dividends paid on those stocks. Therefore, the return you earn on the

MITTS, if any, will not be the same as the return that you would earn if you actually owned each of the common stocks in the Index and received the dividends paid on those stocks.

CONSUMER PRICE INDEX.

  The Adjusted Principal Amount will be affected by changes in the CPI. Such changes may be significant. See, "CPI-Historical Data on the CPI", below. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which the Company has no control.

  In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

  In addition, the Congressionally-appointed Boskin Commission concluded in its report released in December 1996 that the CPI overstates increases in the cost of living and recommended significant adjustments to the calculation of the index. Chairman of the Federal Reserve Board, Alan Greenspan, also recently testified before Congress to similar effect. Recently Congressional leaders and the President proposed that a panel be formed to review the accuracy of the CPI as a measure of inflation. To date, neither the BLS nor Congress has adopted or mandated any change in the manner in which the CPI is calculated. However, there can be no assurance that such a change will not be adopted or mandated. As a result of any such change, the Adjusted Principal Amount payable on the MITTS, and therefore the value of the MITTS could be significantly reduced. If the CPI is substantially altered, a substitute index may be employed to calculate the Adjusted Principal Amount as described under "Description of Securities--Payment at Maturity".

UNCERTAIN TRADING MARKET.

  We have applied to have the MITTS listed on the New York Stock Exchange under the symbol "IEM". While there have been a number of issuances of Market Index Target-Term Securities, trading volumes have varied historically from one transaction to another and it is therefore impossible to predict how the MITTS will trade. You cannot assume that a trading market will develop for the MITTS. If such a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the MITTS will depend on the financial performance of the Company, and other factors such as the appreciation, if any, of the value of the Index and changes in the value or the method of calculating the CPI.

  If the trading market for the MITTS is limited, there may be a limited number of buyers when you decide to sell your MITTS if you do not wish to hold your investment until maturity. This may affect the price you receive.

FACTORS AFFECTING TRADING VALUE OF THE MITTS.

  We believe that the market value of the MITTS will be affected by the value of the Index and the CPI and by a number of other factors. Some of these factors are interrelated in complex ways; as a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following bullets describe the expected impact on the market value of the MITTS given a change in a specific factor, assuming all other conditions remain constant.

  . INDEX VALUE. We expect that the market value of the MITTS will depend substantially on the amount by which the Index exceeds the Benchmark Index Value. If you choose to sell your MITTS when the value of the Index exceeds the Benchmark Index Value, you may receive substantially less than the amount that would be payable at maturity based on that Index value because of the expectation that the Index will continue to fluctuate until the Ending Index Value is determined. If you choose to sell your

   MITTS when the value of the Index is below the Benchmark Index Value, you may receive less than the $10 principal amount per Unit of MITTS. In general, rising U.S. dividend rates (i.e., dividends per share) may increase the value of the Index while falling U.S. dividend rates may decrease the value of the Index. Political, economic and other developments that affect the stocks underlying the Index may also affect the value of the Index and the value of the MITTS.

  . INTEREST RATES. Because the MITTS repay, at a minimum, the principal amount at maturity, we expect that the trading value of the MITTS will be affected by changes in interest rates. In general, if U.S. interest rates increase, we expect that the trading value of the MITTS will decrease. If U.S. interest rates decrease, we expect the trading value of the MITTS will increase. Interest rates may also affect the U.S. economy and, in turn, the value of the Index. Rising interest rates may lower the value of the Index and, thus, the MITTS. Falling rates may increase the value of the Index and, thus, may increase the value of the MITTS.

  . CPI. The Adjusted Principal Amount of the MITTS will generally be higher in direct proportion to the percentage increase, if any, in the CPI from when the Initial CPI is fixed to when the Final CPI is determined. However, interim increases in the CPI may or may not result in increases in the trading value of the MITTS because of other economic factors. For example, an increase in the CPI may be accompanied by higher interest rates. Such higher interest rates could offset any positive impact of increases in the CPI on the trading value of the MITTS.

  . VOLATILITY OF THE INDEX OR OF THE CPI. Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the Index or of the CPI increases, we expect that the trading value of the MITTS will increase. If the volatility of the Index or of the CPI decreases, we expect that the trading value of the MITTS will decrease.

  . TIME REMAINING TO MATURITY. The MITTS may trade at a value above that which would be expected based on the level of interest rates and the Index. This difference will reflect a "time premium" due to expectations concerning the value of the Index during the period prior to maturity of the MITTS. However, as the time remaining to maturity of the MITTS decreases, we expect that this time premium will decrease, lowering the trading value of the MITTS.

  . DIVIDEND YIELDS. If dividend yields on the stocks comprising the Index increase, we expect that the value of the MITTS will decrease. Conversely, if dividend yields on the stocks comprising the Index decrease, we expect that the value of the MITTS will increase.

  . COMPANY CREDIT RATINGS. Real or anticipated changes in the Company's credit ratings may affect the market value of the MITTS.

  We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any increase in the trading value of the MITTS attributable to another factor, such as an increase in the Index value.

  In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the MITTS of a given change in most of the factors listed above will be less if it occurs later in the term of the MITTS than if it occurs earlier in the term of the MITTS except that we expect that the effect on the trading value of the MITTS of a given increase in the value of the Index or the CPI will be greater if it occurs later in the term of the MITTS than if it occurs earlier in the term of the MITTS.

STATE LAW LIMITS ON INTEREST PAID.

  New York State laws govern the 1983 Indenture. New York has certain usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the MITTS. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

  While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the MITTS holders, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

PURCHASES AND SALES BY MERRILL LYNCH.

  The Company, MLPF&S and other affiliates of the Company may from time to time buy or sell the stocks underlying the Index for their own accounts for business reasons or in connection with hedging the Company's obligations under the MITTS. These transactions could affect the price of such stocks and the value of the Index.

POTENTIAL CONFLICTS.

  The Calculation Agent is a subsidiary of the Company, the issuer of the MITTS. Under certain circumstances, MLPF&S's roles as a subsidiary of the Company and its responsibilities as Calculation Agent for the MITTS could give rise to conflicts of interests. You should be aware that because the Calculation Agent is controlled by the Company, potential conflicts of interest could arise; however, the Calculation Agent is subject to limits and has certain duties. For example, in the case of the CPI, the Calculation Agent could only adjust a value of the CPI to undo a change to how the CPI is calculated or select a successor measure for inflation to maintain the intended economic benefits of the MITTS to you if the CPI is discontinued. The Calculation Agent could not otherwise adjust a value of the CPI or replace the CPI with another measure of inflation.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the historical ratios for earnings to fixed charges for the periods indicated:

                                                                        THREE MONTHS
                                YEAR ENDED LAST FRIDAY IN DECEMBER         ENDED
                                --------------------------------------   MARCH 28,
                                 1992    1993    1994    1995    1996       1997
                                ------  ------  ------  ------  ------      ----
Ratio of earnings to fixed
charges........................    1.3     1.4     1.2     1.2     1.2      1.2

  For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consists of earnings from continuing operations before income taxes and fixed charges. "Fixed charges" consists of interest costs, amortization of debt expense, preferred stock dividend requirements of majority-owned subsidiaries, and that portion of rentals estimated to be representative of the interest factor.

                           DESCRIPTION OF SECURITIES

GENERAL

  The Securities are to be issued as a series of Senior Debt Securities under the Senior Indenture, referred to as the "1983 Indenture", which is more fully described in the accompanying Prospectus. The Securities will mature on August
 , 2007.

  While at maturity a beneficial owner of a Security will receive the Adjusted Principal Amount of such Security plus the Supplemental Redemption Amount, if any, there will be no other payment of interest, periodic or otherwise. See "Payment at Maturity" below.

  The Securities are not subject to redemption by the Company or at the option of any beneficial owner prior to maturity. Upon the occurrence of an Event of Default with respect to the Securities, beneficial owners of the Securities may accelerate the maturity of the Securities, as described under "Description of Securities--Events of Default and Acceleration" in this Prospectus
Supplement and "Description of Debt Securities--General   Events of Default"
in the accompanying Prospectus.

  The Securities are to be issued in denominations of whole Units.

PAYMENT AT MATURITY

"General"

  At maturity, a beneficial owner of a Security will be entitled to receive the Adjusted Principal Amount thereof plus a Supplemental Redemption Amount, if any, all as provided below. If the Ending Index Value does not exceed the Benchmark Index Value, a beneficial owner of a Security will be entitled to receive only the Adjusted Principal Amount thereof.

"Determination of the Adjusted Principal Amount"

  The Adjusted Principal Amount for a Security will be determined by MLPF&S, as calculation agent, and will equal the greater of:

  (a) the principal amount of such Security ($10 for each Unit); and

  (b) the principal amount of such Security X Final CPI
                                              ---------
                                             Initial CPI

  Initial CPI will equal the value of the CPI for the third calendar month prior to the month containing the Pricing Date. Final CPI shall be determined by the Calculation Agent and will equal the value of the CPI for the third calendar month prior to August , 2007 as reported on the seventh calendar day prior to the maturity date. CPI means the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, published monthly by the Bureau of Labor Statistics of the Department of Labor (the "BLS").

  If a previously reported CPI value is revised by the BLS after the Final CPI is determined, the Calculation Agent will continue to use the previously reported CPI value in calculating the Adjusted Principal Amount.

  If the CPI is rebased to a different year, the Calculation Agent will continue to use the CPI based on the base reference period in effect on the Pricing Date for such purposes, as long as the CPI continues to be published.

"Determination of the Supplemental Redemption Amount"

  The Supplemental Redemption Amount for a Security will be determined by the Calculation Agent and will equal:


    Principal Amount of such Security ($10 per Unit) X  Ending Index Value--Benchmark Index Value
                                                        -----------------------------------------
                                                                   Benchmark Index Value

provided, however, that in no event will the Supplemental Redemption Amount be less than zero or more than $10 per Unit. As indicated in the formula above, the Supplemental Redemption Amount for the MITTS will be calculated using the principal amount of the MITTS, not the Adjusted Principal Amount which may be greater if the CPI has increased over the term of the MITTS.

  The Benchmark Index Value will equal the Starting Index Value on the date that the specific terms of the MITTS are determined (the "Pricing Date") multiplied by a factor equal to 115% to 120% as determined by the Company on the Pricing Date. The Starting Index Value will equal the closing value of the Index on the Pricing Date. The Benchmark Index Value will be set forth in the final form of the Prospectus Supplement delivered to investors in connection with sales of the Securities. The Ending Index Value will be determined by the Calculation Agent and will equal the average (arithmetic mean) of the closing values of the Index determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days, then the Ending Index Value will equal the average (arithmetic mean) of the closing values of the Index on such Calculation Days, and if there is only one Calculation Day, then the Ending Index Value will equal the closing value of the Index on such Calculation Day. If no Calculation Days occur during the Calculation Period because of Market Disruption Events, then the Ending Index Value will equal the closing value of the Index determined on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrences of a Market Disruption Event on such day. The "Calculation Period" means the period from and including the seventh scheduled Index Business Day prior to the maturity date to and including the second scheduled Index Business Day prior to the maturity date. "Calculation Day" means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred. For purposes of determining the Ending Index Value, an "Index Business Day" is a day on which the New York Stock Exchange and the American Stock Exchange are open for trading and the Index or any Successor Index, as defined below, is calculated and published. All determinations made by the Calculation Agent shall be at the sole discretion of the Calculation Agent and, absent a determination by the Calculation Agent of a manifest error, shall be conclusive for all purposes and binding on the Company and beneficial owners of the Securities.

HYPOTHETICAL RETURNS

  The following table provides the amount payable to beneficial owners of Securities related to the pretax annualized rates of return given in the foregoing table for a range of hypothetical annualized rates of change in the CPI and percentage changes in the Index from the Starting Index Value to the Ending Index Value. The amounts payable assume a Benchmark Index Value that equals 117.5% (the midpoint of an expected offering range of 115% to 120%) of the Starting Index Value on the Pricing Date and a ten year maturity for the Securities from the date of issuance.

                                         ANNUALIZED RATE OF CHANGE IN CPI
                              -------------------------------------------------------
     PERCENTAGE CHANGE
     IN INDEX
     FROM
     STARTING INDEX VALUE     -3.00% -1.00% 0.00%  1.00%  3.00%  5.00%  7.00%  9.00%
     --------------------     ------ ------ ------ ------ ------ ------ ------ ------

     -50.00%................. $10.00 $10.00 $10.00 $11.05 $13.44 $16.29 $19.67 $23.67
     -30.00%.................  10.00  10.00  10.00  11.05  13.44  16.29  19.67  23.67
     -10.00%.................  10.00  10.00  10.00  11.05  13.44  16.29  19.67  23.67
       0.00%.................  10.00  10.00  10.00  11.05  13.44  16.29  19.67  23.67
       10.00%................  10.00  10.00  10.00  11.05  13.44  16.29  19.67  23.67
       30.00%................  11.06  11.06  11.06  12.11  14.50  17.35  20.74  24.74
       50.00%................  12.77  12.77  12.77  13.81  16.21  19.05  22.44  26.44
       70.00%................  14.47  14.47  14.47  15.51  17.91  20.76  24.14  28.14
       90.00%................  16.17  16.17  16.17  17.22  19.61  22.46  25.84  29.84
      110.00%................  17.87  17.87  17.87  18.92  21.31  24.16  27.54  31.55
      130.00%................  19.57  19.57  19.57  20.62  23.01  25.86  29.25  33.25
      150.00%................  20.00  20.00  20.00  21.05  23.44  26.29  29.67  33.67
      170.00%................  20.00  20.00  20.00  21.05  23.44  26.29  29.67  33.67
      190.00%................  20.00  20.00  20.00  21.05  23.44  26.29  29.67  33.67

  The following table provides the pretax annualized rate of return to beneficial owners of the Securities for a range of hypothetical annualized rates of change in the CPI and percentage changes in the Index from the Starting Index Value to the Ending Index Value. The rates of return assume a Benchmark Index Value that equals 117.5% (the midpoint of an expected offering range of 115% to 120%) of the Starting Index Value on the Pricing Date and a ten year maturity for the Securities from the date of issuance. The far right column of the table provides the pretax annualized rate of return of an investment in the stocks underlying the Index (which includes an assumed aggregate dividend yield of 1.63% per annum, as more fully described below).

                                      ANNUALIZED RATE OF CHANGE IN CPI (1)
                              --------------------------------------------------------
        PERCENTAGE CHANGE                                                               PRETAX ANNUALIZED
             IN INDEX                                                                   RATE OF RETURN OF
          FROM  STARTING                                                                STOCKS UNDERLYING
           INDEX VALUE        -3.00%  -1.00%  0.00%  1.00%  3.00%  5.00%  7.00%  9.00%    THE INDEX (2)
        -----------------     ------  ------  -----  -----  -----  -----  -----  -----  -----------------

     -50.00%................. 0.00%   0.00%   0.00%  1.00%  2.98%  4.94%   6.88%  8.81%      -5.20%
     -30.00%................. 0.00%   0.00%   0.00%  1.00%  2.98%  4.94%   6.88%  8.81%      -1.92%
     -10.00%................. 0.00%   0.00%   0.00%  1.00%  2.98%  4.94%   6.88%  8.81%        .57%
       0.00%................. 0.00%   0.00%   0.00%  1.00%  2.98%  4.94%   6.88%  8.81%       1.63%
       10.00%................ 0.00%   0.00%   0.00%  1.00%  2.98%  4.94%   6.88%  8.81%       2.59%
       30.00%................ 1.01%   1.01%   1.01%  1.92%  3.75%  5.59%   7.43%  9.27%       4.28%
       50.00%................ 2.46%   2.46%   2.46%  3.26%  4.89%  6.55%   8.25%  9.96%       5.74%
       70.00%................ 3.73%   3.73%   3.73%  4.44%  5.91%  7.44%   9.01% 10.62%       7.03%
       90.00%................ 4.86%   4.86%   4.86%  5.51%  6.85%  8.26%   9.72% 11.24%       8.18%
      110.00%................ 5.89%   5.89%   5.89%  6.48%  7.71%  9.02%  10.39% 11.82%       9.23%
      130.00%................ 6.83%   6.83%   6.83%  7.37%  8.51%  9.73%  11.02% 12.38%      10.18%
      150.00%................ 7.05%   7.05%   7.05%  7.58%  8.70%  9.90%  11.18% 12.52%      11.06%
      170.00%................ 7.05%   7.05%   7.05%  7.58%  8.70%  9.90%  11.18% 12.52%      11.87%
      190.00%................ 7.05%   7.05%   7.05%  7.58%  8.70%  9.90%  11.18% 12.52%      12.63%

---------------------
(1) The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis.
(2) This rate of return assumes (a) an investment of a fixed amount in the stocks underlying the Index with the allocation of such amount reflecting the current relative weights of such stocks in the Index; (b) a percentage change in the aggregate price of such stocks that equals the percentage change in the Index from the Starting Index Value to the relevant hypothetical Ending Index Value; (c) a constant dividend yield of 1.63% per annum, paid quarterly from the date of initial delivery of Securities, applied to the value of the Index at the end of each such quarter assuming such value increases or decreases linearly from the Starting Index Value to the applicable hypothetical Ending Index Value; (d) no transaction fees or expenses; (e) a ten year maturity of the Securities from the date of issue; and (f) a final Index value equal to the Ending Index Value. The aggregate dividend yield of the stocks underlying the Index as of July 14, 1997 was approximately 1.63%.

  As you can see from the foregoing tables, if you assume a 3% per annum change in the CPI during the term of the Securities and a 70% increase in the Index from the Starting Index Value to the Ending Index Value, $17.91 would be payable at the maturity of the Securities and the pretax annualized rate of return to beneficial owners of the Securities calculated on a semi-annual bond equivalent basis would be 5.91%. Given a fixed annual percentage change in the CPI, any increase in the value of the Index above 235% of the Starting Index Value (i.e., a percentage increase in the Index from the Starting Index Value of 135%) (assuming a Benchmark Index Value of 117.5%, the midpoint of the range of 115% to 120%) will not increase the pretax annualized rate of return on the Securities.

  The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount received by investors and the total and pretax annualized rate of return resulting therefrom will depend entirely on the actual Ending Index Value determined by the Calculation Agent as provided herein. Historical data regarding the Index is included in this Prospectus Supplement under "The Index--Historical Data on the Index".

ADJUSTMENTS TO THE CPI

  If at any time the method of calculating the CPI, or the value thereof, is changed in any material respect, or if the CPI is in any other way modified so that such CPI does not, in the opinion of the Calculation Agent, fairly represent the value of the CPI had such changes or modifications not been made, then, from and after such time, the Calculation Agent shall make such adjustments for purposes of determining the Final CPI as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of an inflation index comparable to the CPI as if such changes or modifications had not been made.

  If the CPI is discontinued while the Securities are outstanding, the Calculation Agent shall determine an alternative index that in the Calculation Agent's sole discretion is comparable to the CPI (the "Successor CPI"). Upon the Calculation Agent's notification of such determination to the Trustee and the Company, the Calculation Agent will substitute the Successor CPI for the CPI. The Calculation Agent may make such adjustments to the values of the Successor CPI in order to maintain the intended economic benefits to the Company and the Holders of the Securities. Upon any selection by the Calculation Agent of a Successor CPI, the Company shall cause notice thereof to be given to the Holders of the Securities.

ADJUSTMENTS TO THE INDEX; MARKET DISRUPTION EVENTS

  If at any time the method of calculating the Index, or the value thereof, is changed in any material respect, or if the Index is in any other way modified so that such Index does not, in the opinion of the Calculation Agent, fairly represent the value of the Index had such changes or modifications not been made, then, from and after such time, the Calculation Agent shall, at the close of business in New York, New York, on each date that the closing value with respect to the Ending Index Value is to be calculated, make such adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Index as if such changes or modifications had not been made, and calculate such closing value with reference to the Index, as adjusted. Accordingly, if the method of calculating the Index is modified so that the value of such Index is a fraction or a multiple of what it would have been if it had not been modified (e.g., due to a split in the Index), then the Calculation Agent shall adjust such Index in order to arrive at a value of the Index as if it had not been modified (e.g., as if such split had not occurred).

  "Market Disruption Event" means either of the following events, as determined by the Calculation Agent:

  (a) the suspension or material limitation (limitations pursuant to New York Stock Exchange Rule 80A (or any applicable rule or regulation enacted or promulgated by the New York Stock Exchange or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the Calculation Agent) on trading during significant market fluctuations shall be considered "material" for purposes of this definition), in each case, for more than two hours of trading in 100 or more of the securities included in the Index, or

  (b) the suspension or material limitation, in each case, for more than two hours of trading (whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise) in (A) futures contracts related to the Index which are traded on the Chicago Mercantile Exchange or (B) option contracts related to the Index which are traded on the Chicago Board Options Exchange, Inc.

  For the purposes of this definition, a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange.

DISCONTINUANCE OF THE INDEX

  If S&P discontinues publication of the Index and S&P or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to such Index (any such index being referred to hereinafter as a "Successor Index"), then, upon the Calculation Agent's notification of such determination to the Trustee and the Company, the Calculation Agent will substitute the Successor Index as calculated by S&P or such other entity for the Index and calculate the Ending Index Value as described above under "Payment at Maturity". Upon any selection by the Calculation Agent of a Successor Index, the Company shall cause notice thereof to be given to Holders of the Securities.

  If S&P discontinues publication of the Index and a Successor Index is not selected by the Calculation Agent or is no longer published on any of the Calculation Days, the value to be substituted for the Index for any such Calculation Day used to calculate the Supplemental Redemption Amount at maturity will be a value computed by the Calculation Agent for each Calculation Day in accordance with the procedures last used to calculate the Index prior to any such discontinuance. If a Successor Index is selected or the Calculation Agent calculates a value as a substitute for the Index as described below, such Successor Index or value shall be substituted for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

  If S&P discontinues publication of the Index prior to the period during which the Supplemental Redemption Amount is to be determined and the Calculation Agent determines that no Successor Index is available at such time, then on each Business Day until the earlier to occur of (a) the determination of the Ending Index Value and (b) a determination by the Calculation Agent that a Successor Index is available, the Calculation Agent shall determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if such day were a Calculation Day. The Calculation Agent will cause notice of each such value to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation), and arrange for information with respect to such values to be made available by telephone. Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Securities.

EVENTS OF DEFAULT AND ACCELERATION

  In case an Event of Default with respect to any Securities shall have occurred and be continuing, the amount payable to a beneficial owner of a Security upon any acceleration permitted by the Securities, with respect to each $10 principal amount thereof, will be equal to the Adjusted Principal Amount and the Supplemental Redemption Amount, if any, calculated as though the date of early repayment were the stated maturity date of the Securities. See "Description of Securities--Payment at Maturity" in this Prospectus Supplement. If a bankruptcy proceeding is commenced in respect of the Company, the claim of the beneficial owner of a Security may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the Security plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the Securities.

  In case of default in payment at the maturity date of the Securities (whether at their stated maturity or upon acceleration), from and after the maturity date the Securities shall bear interest, payable upon demand of the
beneficial owners thereof, at the rate of   % per annum (to the extent that
payment of such interest shall be legally enforceable) on the unpaid amount due and payable on such date in accordance with the terms of the Securities to the date payment of such amount has been made or duly provided for.

DEPOSITORY

  Upon issuance, all Securities will be represented by one or more fully registered global securities (the "Global Securities"). Each such Global Security will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), as Depository, registered in the name of DTC or a nominee thereof. Unless and until it is exchanged in whole or in part for Securities in definitive form, no Global Security may be transferred except as a whole by the Depository to a nominee of such Depository or by a nominee of such Depository to such

Depository or another nominee of such Depository or by such Depository or any such nominee to a successor of such Depository or a nominee of such successor.

  DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities of its participants ("Participants") and to facilitate the clearance and settlement of securities transactions among its Participants in such securities through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. DTC's Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations.

  DTC is owned by a number of Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

  Purchases of Securities must be made by or through Participants, which will receive a credit on the records of DTC. The ownership interest of each actual purchaser of each Security ("Beneficial Owner") is in turn to be recorded on the Participants' or Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Participant or Indirect Participant through which the Beneficial Owner entered into the transaction. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons held through Participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Global Securities.

  So long as DTC, or its nominee, is the registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole owner or Holder of the Securities represented by such Global Security for all purposes under the 1983 Indenture. Except as provided below, Beneficial Owners in a Global Security will not be entitled to have the Securities represented by such Global Securities registered in their names, will not receive or be entitled to receive physical delivery of the Securities in definitive form and will not be considered the owners or Holders thereof under the 1983 Indenture, including for purposes of receiving any reports delivered by the Company or the Trustee pursuant to the 1983 Indenture. Accordingly, each Person owning a beneficial interest in a Global Security must rely on the procedures of DTC and, if such Person is not a Participant, on the procedures of the Participant through which such Person owns its interest, to exercise any rights of a Holder under the 1983 Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of Holders or that an owner of a beneficial interest in such a Global Security desires to give or take any action which a Holder is entitled to give or take under the 1983 Indenture, DTC would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize Beneficial Owners owning through such Participants to give or take such action or would otherwise act upon the instructions of Beneficial Owners. Conveyance of notices and other communications by DTC to Participants, by Participants to Indirect Participants, and by Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Payment of the Adjusted Principal Amount and any Supplemental Redemption Amount with respect to the Securities registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the Holder of the Global Securities representing such Securities. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests or for supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that DTC, upon receipt of any payment of principal or any Supplemental Redemption Amount in respect of a Global Security, will credit the accounts of the Participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in such Global Security as shown on the records of DTC. The Company also expects that payments by Participants to Beneficial Owners will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participants.

  If (x) any Depository is at any time unwilling or unable to continue as Depository and a successor depository is not appointed by the Company within 60 days, (y) the Company executes and delivers to the Trustee a Company Order to the effect that the Global Securities shall be exchangeable or (z) an Event of Default has occurred and is continuing with respect to the Securities, the Global Securities will be exchangeable for Securities in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $10 and integral multiples thereof. Such definitive Securities shall be registered in such name or names as the Depository shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depository from Participants with respect to ownership of beneficial interests in such Global Securities.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Securities will be made by the underwriter in immediately available funds. All payments of principal and the Supplemental Redemption Amount, if any, will be made by the Company in immediately available funds so long as the Securities are maintained in book-entry form.

                                   THE INDEX

  All disclosure contained in this Prospectus Supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, is derived from publicly available information prepared by S&P.

GENERAL

  The Index is published by S&P and is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of June 30, 1997, the 500 companies included in the Index represented approximately 79% of the aggregate Market Value of common stocks traded on The New York Stock Exchange; however, these 500 companies are not the 500 largest companies listed on The New York Stock Exchange and not all of these 500 companies are listed on such exchange. As of June 30, 1997, the aggregate market value of the 500 companies included in the Index represented approximately 71% of the aggregate market value of United States domestic, public companies. S&P chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of The New York Stock Exchange, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that Company's common stock is generally responsive to changes in the affairs of the respective industry and the Market Value and trading activity of the common stock of that company. As of June 30, 1997, the 500 companies included in the Index were divided into 103 individual groups. These individual groups comprised the following four main groups of companies (with the number of companies currently included in each group indicated in parentheses): Industrials (384), Utilities (39), Transportation (11) and Financial (66). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the Index to achieve the objectives stated above.

COMPUTATION OF THE INDEX

  S&P currently computes the Index as of a particular time as follows:

    (1) the product of the market price per share and the number of then outstanding shares of each component stock is determined as of such time (such product referred to as the "Market Value" of such stock);

    (2) the Market Value of all component stocks as of such time (as determined under clause (1) above) are aggregated;

    (3) the mean average of the Market Values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

    (4) the mean average Market Values of all such common stocks over such base period (as determined under clause (3) above) are aggregated (such aggregate amount being referred to as the "Base Value");

    (5) the aggregate Market Value of all component stocks as of such time (as determined under clause (2) above) is divided by the Base Value; and

    (6) the resulting quotient (expressed in decimals) is multiplied by ten.

While S&P currently employs the above methodology to calculate the Index, no assurance can be given that S&P will not modify or change such methodology in a manner that may affect the Supplemental Redemption Amount, if any, payable to beneficial owners of Securities upon maturity or otherwise.

  S&P adjusts the foregoing formula to negate the effect of changes in the Market Value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations. Such changes may result from such causes as the issuance of stock dividends, the granting to shareholders of rights to purchase additional shares of such stock, the purchase thereof by employees pursuant to employee benefit plans, certain consolidations and acquisitions, the granting to shareholders of rights to purchase other securities of the company, the substitution by S&P of particular component stocks in the Index, and other reasons. In all such cases, S&P first recalculates the aggregate Market Value of all component stocks (after taking account of the new market price per share of the particular component stock or the new number of outstanding shares thereof or both, as the case may be) and then determines the New Base Value in accordance with the following formula:

             Old Base Value     X      New Market Value      =      New Base Value
                                       ----------------
                                       Old Market Value

  The result is that the Base Value is adjusted in proportion to any change in the aggregate Market Value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of such causes upon the Index.

HISTORICAL DATA ON THE INDEX

  The following table sets forth the closing values of the Index on the last business day of each year from 1947 through 1996, as published by S&P. The historical experience of the Index should not be taken as an indication of future performance and no assurance can be given that the value of the Index will not decline and thereby reduce the Supplemental Redemption Amount which may be payable to beneficial owners of Securities at maturity or otherwise.

                          YEAR END VALUE OF THE INDEX


       YEAR    CLOSING VALUE YEAR CLOSING VALUE YEAR CLOSING YEAR YEAR CLOSING YEAR
      ------   ------------- ---- ------------- ---- ------------ ---- ------------
       1947        15.30     1960     58.11     1973     97.55    1986    242.17
       1948        15.20     1961     71.55     1974     68.56    1987    247.08
       1949        16.79     1962     63.10     1975     90.19    1988    277.72
       1950        20.43     1963     75.02     1976    107.46    1989    353.40
       1951        23.77     1964     84.75     1977     95.10    1990    330.22
       1952        26.57     1965     92.43     1978     96.11    1991    417.09
       1953        24.81     1966     80.33     1979    107.94    1992    435.71
       1954        35.98     1967     96.47     1980    135.76    1993    466.45
       1955        45.48     1968    103.86     1981    122.55    1994    459.27
       1956        46.67     1969     92.06     1982    140.64    1995    615.93
       1957        39.99     1970     92.15     1983    164.93    1996    740.74
       1958        55.21     1971    102.09     1984    167.24
       1959        59.89     1972    118.05     1985    211.28

  The following table sets forth the level of the Index at the end of each month, in the period from January 1989 through June 1997. These historical data on the Index are not necessarily indicative of the future performance of the Index or what the value of the Securities may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not any indication that the Index is more or less likely to increase or decrease at any time during the term of the Securities.

                  1989   1990   1991   1992   1993   1994   1995   1996   1997
                 ------ ------ ------ ------ ------ ------ ------ ------ ------
January......... 297.47 329.08 343.93 408.78 438.78 481.61 470.42 636.02 786.16
February........ 288.86 331.89 367.07 412.70 443.38 467.14 487.39 640.43 790.82
March........... 294.87 339.94 375.22 403.69 451.67 445.76 500.71 645.50 757.12
April........... 309.64 330.80 375.34 414.95 440.19 450.91 514.71 654.17 801.34
May............. 319.05 361.23 389.83 415.35 450.19 456.51 533.40 669.12 848.28
June............ 317.98 358.02 371.16 408.14 450.53 444.27 544.75 670.63 885.14
July............ 346.08 356.15 387.81 424.22 448.13 458.26 562.06 639.95
August.......... 351.45 322.56 395.43 414.03 463.56 475.50 561.88 651.99
September....... 349.15 306.05 387.86 417.80 458.93 462.71 584.41 687.31
October......... 340.36 304.00 392.45 418.68 467.83 472.35 581.50 705.27
November........ 345.99 322.22 375.22 431.35 461.79 453.69 605.37 757.02
December........ 353.40 330.22 417.09 435.71 466.45 459.27 615.93 740.74

  The following graph sets forth the historical performance of the Index at the end of each year from 1947 through 1996. Past movements of the Index are not necessarily indicative of the future Index values. On July 14, 1997 the closing level of the Index was 918.38.

[The graph sets forth the year-end closing levels of the Index from 1947 through 1996, with the vertical axis specifying the year-end closing level of the S&P 500 Index in a range from 0 to 800 in increments of 100 and the horizontal axis specifying the time period in increments of 1 year from 1947 to 1996.]

LICENSE AGREEMENT

  S&P and Merrill Lynch Capital Services, Inc. have entered into a non-exclusive license agreement providing for the license to Merrill Lynch Capital Services, Inc., in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain securities, including the Securities, and the Company is an authorized sublicensee thereof.

  The license agreement between S&P and Merrill Lynch Capital Services, Inc. provides that the following language must be stated in this Prospectus
Supplement:

    "The Securities are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the Holders of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the Index to track general stock market performance. S&P's only relationship to Merrill Lynch Capital Services, Inc. and the Company (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the Index which is determined, composed and calculated by S&P without regard to the Company or the Securities. S&P has no obligation to take the needs of the Company or the Holders of the Securities into consideration in determining, composing or calculating the Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Securities, prices at which the Securities are to initially be sold, or quantities of the Securities to be issued or in the determination or calculation of the equation by which the Securities are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Securities."

                                      CPI

GENERAL

  The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns.

  All disclosure contained in this Prospectus Supplement regarding the CPI, including, without limitation, its composition, method of calculation and changes in its components, is derived from publicly available information prepared by the United States Government. Neither the Company nor the underwriter takes any responsibility for the accuracy or completeness of such information.

  The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100. For example, if the CPI for the 1982-1984 reference period is 100, an increase of 16.5 percent from that period would result in a CPI value equal to 116.5. The CPI for a particular month is released and published during the following month. From time to time, the CPI is rebased to a more recent base reference period. The base reference period for these Notes will be the 1982-1984 average which is equal to 100.

HISTORICAL DATA ON THE CPI

  The following table sets forth the closing values of the CPI on the last business day of each year from 1947 through 1996, as published by the BLS. The historical experience of the CPI should not be taken as an indication of future performance and no assurance can be given that the value of the CPI will not decline and thereby reduce the Adjusted Principal Amount which may be payable to beneficial owners of Securities at maturity or otherwise.


                           YEAR END VALUE OF THE CPI

   YEAR   CLOSING VALUE YEAR CLOSING VALUE YEAR CLOSING VALUE YEAR CLOSING VALUE
   ----   ------------- ---- ------------- ---- ------------- ---- -------------
   1947       23.4      1960     29.8      1973      46.2     1986     110.5
   1948       24.1      1961     30.0      1974      51.9     1987     115.4
   1949       23.6      1962     30.4      1975      55.5     1988     120.5
   1950       25.0      1963     30.9      1976      58.2     1989     126.1
   1951       26.5      1964     31.2      1977      62.1     1990     133.8
   1952       26.7      1965     31.8      1978      67.7     1991     137.9
   1953       26.9      1966     32.9      1979      76.7     1992     141.9
   1954       26.7      1967     33.9      1980      86.3     1993     145.8
   1955       26.8      1968     35.5      1981      94.0     1994     149.7
   1956       27.6      1969     37.7      1982      97.6     1995     153.5
   1957       28.4      1970     39.8      1983     101.3     1996     158.6
   1958       28.9      1971     41.1      1984     105.3
   1959       29.4      1972     42.5      1985     109.3

  The table below sets forth the CPI, as published by the Bureau of Labor Statistics, for the periods indicated. Fluctuations in the CPI that have occurred in the past are not necessarily indicative of fluctuations in the CPI that may occur over the term of the Securities. The CPI may be higher or lower or may fluctuate more or less widely during the term of the Securities than it has in the period shown. Future rates of inflation, including the rate of increase in the CPI, are not readily predictable, particularly over extended periods of time.

                          CONSUMER PRICE INDEX VALUE

               (AS PUBLISHED BY THE BUREAU OF LABOR STATISTICS)

                                             1992  1993  1994  1995  1996  1997
                                             ----- ----- ----- ----- ----- -----
     January................................ 138.1 142.6 146.2 150.3 154.4 159.1
     February............................... 138.6 143.1 146.7 150.9 154.9 159.6
     March.................................. 139.3 143.6 147.2 151.4 155.7 160.0
     April.................................. 139.5 144.0 147.4 151.9 156.3 160.2
     May.................................... 139.7 144.2 147.5 152.2 156.6 160.1
     June................................... 140.2 144.4 148.0 152.5 156.7 160.3
     July................................... 140.5 144.4 148.4 152.5 157.0
     August................................. 140.9 144.8 149.0 152.9 157.3
     September.............................. 141.3 145.1 149.4 153.2 157.8
     October................................ 141.8 145.7 149.5 153.7 158.3
     November............................... 142.0 145.8 149.7 153.6 158.6
     December............................... 141.9 145.8 149.7 153.5 158.6

  The following graph sets forth the historical performance of the CPI at the end of each year from 1947 through 1996. Past movements of the CPI are not necessarily indicative of the future CPI values.


[The graph sets forth the year-end closing levels of the CPI from 1947 through 1996, with the vertical axis specifying the year-end closing level of the Index in a range from 0 to 180 in increments of 20 and the horizontal axis specifying the time period in increments of 1 year from 1947 to 1996.]

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

  Set forth in full below is the opinion of Brown & Wood LLP, counsel to the Company, as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the Securities. Such opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Securities held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, or persons holding Securities as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted herein). The following discussion also assumes that the issue price of the Securities, as determined for United States Federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the Securities should consult their own tax advisors concerning the application of the United Stated Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Securities arising under the laws of any other taxing jurisdiction.

  As used herein, the term "U.S. Holder" means a beneficial owner of a Security that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a Security is effectively connected with the conduct of a United States trade or business. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Security that is not a U.S. Holder.

GENERAL

  There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States Federal income tax purposes, of the Securities or securities with terms substantially the same as the Securities. However, although the matter is not free from doubt, under current law, each Security should be treated as a debt instrument of the Company for United States Federal income tax purposes. The Company currently intends to treat each Security as a debt instrument of the Company for United States Federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service ("IRS") in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Securities. Prospective investors in the Securities should be aware, however, that the IRS is not bound by the Company's characterization of the Securities as indebtedness and the IRS could possibly take a different position as to the proper characterization of the Securities for United States Federal income tax purposes. The following discussion of the principal United States Federal income tax consequences of the purchase, ownership and disposition of the Securities is based upon the assumption that each Security will be treated as a debt instrument of the Company for United States Federal income tax purposes. If the Securities are not in fact treated as debt instruments of the Company for United States Federal income tax purposes, then the United States Federal income tax treatment of the purchase, ownership and disposition of the Securities could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Security could differ from the timing and character of income, gain or loss recognized in respect of a Security had the Securities in fact been treated as debt instruments of the Company for United States Federal income tax purposes.

U.S. HOLDERS

  On June 11, 1996, the Treasury Department issued final regulations (the "Final Regulations") concerning the proper United States Federal income tax treatment of contingent payment debt instruments such as the Securities, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Securities. In general, the Final Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States Federal income tax law. Specifically, the Final Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as such interest accrues based upon a projected payment schedule. Moreover, in general, under the Final Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The Final Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States Federal income tax purposes.

  In particular, solely for purposes of applying the Final Regulations to the Securities, the Company has determined that the projected payment schedule for the Securities will consist of payment on the maturity date of a projected
amount equal to $   per Unit (the "Projected Redemption Amount"). This
represents an estimated yield on the Securities equal to   % per annum
(compounded semiannually). Accordingly, during the term of the Securities, a U.S. Holder of a Security will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Security that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds such Security. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six month period during which the Securities are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Security's adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes, a Security's adjusted issue price will equal the Security's issue price (i.e., $10), increased by the interest previously accrued on the Security. At maturity of a Security, in the event that the sum of the actual Adjusted Principal Amount and the actual Supplemental Redemption Amount, if any,
exceeds $   per Unit (i.e., the Projected Redemption Amount), a U.S. Holder
will be required to include the excess of the sum of the actual Adjusted
Principal Amount and the actual Supplemental Redemption Amount over $   per
Unit (i.e., the Projected Redemption Amount) in income as ordinary interest on the maturity date. Alternatively, in the event that the sum of the actual Adjusted Principal Amount and the actual Supplemental Redemption Amount, if
any, is less than $   per Unit ( i.e., the Projected Redemption Amount), the
excess of $   per Unit (i.e., the Projected Redemption Amount), over the sum of the actual Adjusted Principal Amount and the actual Supplemental Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Security for the taxable year in which the maturity date occurs to the extent of the amount of such includible interest. A U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the excess of $ per Unit (i.e., the Projected Redemption Amount) over the sum of the actual Adjusted Principal Amount and the actual Supplemental Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules.

  Upon the sale or exchange of a Security prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder's adjusted tax basis in the Security as of the date of disposition. A U.S. Holder's adjusted tax basis in a Security generally will equal such U.S. Holder's initial investment in the Security increased by any interest previously included in income with respect to the Security by the U.S. Holder. Any such taxable gain will be treated as ordinary income. Any such taxable loss will be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the Security. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the Security). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the Final Regulations will be treated as original issue discount.

  Prospective investors in the Securities should be aware that if a significant percentage of the total aggregate amount of the Securities originally issued is sold at a discount from the principal amount thereof, which is not expected to be the case, then the issue price of the Securities, as determined for United States Federal income tax purposes, may be less than the principal amount of the Securities. In such event, if a U.S. Holder purchases a Security in connection with the original issuance thereof for an amount equal to the principal amount thereof, the amount of the difference between the principal amount of the Securities and the issue price thereof generally should be allocated by the U.S. Holder to daily portions of interest that are deemed to accrue on each such date as an offset to such interest on each such date. In addition, on each such date, the U.S. Holder's adjusted tax basis in the Security will be reduced by the amount treated as an interest offset pursuant to the foregoing rule. Alternatively, in the event that the issue price of the Securities, as determined for United States Federal income tax purposes, equals the principal amount thereof and a U.S. Holder purchases a Security in connection with the original issuance thereof for an amount that is less than the principal amount thereof, the amount of the difference between the principal amount of the Security and the amount paid by the U.S. Holder to purchase the Security generally should be allocated by the U.S. Holder to daily portions of interest that are deemed to accrue on each such date as additional ordinary interest includible in income by the U.S. Holder on each such date. In such event, on each such date, the U.S. Holder's adjusted tax basis in the Security will be increased by the amount treated as additional ordinary interest income. In addition, U.S. Holders purchasing a Security at a price that differs from the adjusted issue price of the Security as of the purchase date (e.g., subsequent purchasers) will be subject to special rules providing for certain adjustments to the foregoing rules and such U.S. Holders should consult their own tax advisors concerning these rules. Moreover, all prospective investors in the Securities should consult their own tax advisors concerning the application of the Final Regulations to their investment in the Securities. Investors in the Securities may also obtain the projected payment schedule, as determined by the Company for purposes of the application of the Final Regulations to the Securities, by submitting a written request for such information to Merrill Lynch & Co., Inc., Attn: Darryl W. Colletti, Corporate Secretary's Office, 100 Church Street, 12th Floor, New York, New York 10080-6512.

  The projected payment schedule (including both the Projected Redemption Amount and the estimated yield on the Securities) has been determined solely for United States Federal income tax purposes (i.e., for purposes of applying the Final Regulations to the Securities), and is neither a prediction nor a guarantee of what either the actual Adjusted Principal Amount or the actual Supplemental Redemption Amount will be, or that either the actual Adjusted Principal Amount will exceed $10 or that the actual Supplemental Redemption Amount will even exceed zero.

HYPOTHETICAL TABLE

  The following table sets forth the amount of interest that would be deemed to have accrued with respect to each Unit of the Securities during each accrual period over an assumed term of ten years for the Securities based upon a hypothetical projected payment schedule for the Securities (including both a hypothetical Projected Redemption Amount and a hypothetical estimated yield equal to 6.87% per annum (compounded semiannually)) as determined by the Company for purposes of illustrating the application of the Final Regulations to the Securities as if the Securities had been issued on the date hereof. The following table is for illustrative purposes only. The actual projected payment schedule for the Securities (including both the actual Projected Redemption Amount and the actual estimated yield) will be determined by the Company on the Pricing Date and will depend upon actual market interest rates (and thus the Company's borrowing costs for debt instruments with comparable maturities) as of the Pricing Date. The actual projected payment schedule for the Securities (including both the actual Projected Redemption Amount and the actual estimated yield) and the actual tax accrual table will be set forth in the final form of the Prospectus Supplement delivered to investors in connection with sales of the Securities.

                                                TOTAL INTEREST
                                                    DEEMED
                          INTEREST DEEMED TO  TO HAVE ACCRUED ON
                            ACCRUE DURING    SECURITIES AS OF END
                               ACCRUAL        OF ACCRUAL PERIOD
     ACCRUAL PERIOD       PERIOD (PER UNIT)       (PER UNIT)
     --------------       ------------------ --------------------
July 17, 1997 through
January 17, 1998........       $0.3464             $0.3464
January 18, 1998 through
July 17, 1998...........       $0.3572             $0.7036
July 18, 1998 through
January 17, 1999........       $0.3658             $1.0694
January 18, 1999 through
July 17, 1999...........       $0.3802             $1.4496
July 18, 1999 through
January 17, 2000........       $0.3933             $1.8429
January 18, 2000 through
July 17, 2000...........       $0.4068             $2.2497
July 18, 2000 through
January 17, 2001........       $0.4208             $2.6705
January 18, 2001 through
July 17, 2001...........       $0.4352             $3.1057
July 18, 2001 through
January 17, 2002........       $0.4502             $3.5559
January 18, 2002 through
July 17, 2002...........       $0.4656             $4.0215
July 18, 2002 through
January 17, 2003........       $0.4817             $4.5032
January 18, 2003 through
July 17, 2003...........       $0.4982             $5.0014
July 18, 2003 through
January 17, 2004........       $0.5153             $5.5167
January 18, 2004 through
July 17, 2004...........       $0.5330             $6.0497
July 18, 2004 through
January 17, 2005........       $0.5513             $6.6010
January 18, 2005 through
July 17, 2005...........       $0.5702             $7.1712
July 18, 2005 through
January 17, 2006........       $0.5898             $7.7610
January 18, 2006 through
July 17, 2006...........       $0.6101             $8.3711
July 18, 2006 through
January 17, 2007........       $0.6311             $9.0022
January 18, 2007 through
July 17, 2007...........       $0.6527             $9.6549

---------------------
Hypothetical Projected Redemption Amount = $19.6549 per Unit.

NON-U.S. HOLDERS

  A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Security, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of the Company, a controlled foreign corporation related to the Company or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042S. For a non-U.S. Holder to qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (a) is signed by the beneficial owner of the Security under penalties of perjury, (b) certifies that such owner is not a U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may be made on an IRS Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a Security is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution. The Treasury Department is considering implementation of further certification requirements.

  Under current law, a Security will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of the Company or, at the time of such individual's death, payments in respect of such Security would have been effectively connected with the conduct by such individual of a trade or business in the United States.

BACKUP WITHHOLDING

  Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the Securities to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Securities to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

  In addition, upon the sale of a Security to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

  Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Securities will be used as described under "Use of Proceeds" in the attached Prospectus and to hedge market risks of the Company associated with its obligation to pay the Adjusted Principal Amount and the Supplemental Redemption Amount.

                                 UNDERWRITING

  Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter") has agreed, subject to the terms and conditions of the Underwriting Agreement and
a Terms Agreement, to purchase from the Company $   aggregate principal amount
of Securities. The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent and that the Underwriter will be obligated to purchase all of the Securities if any are purchased.

  The Underwriter has advised the Company that it proposes initially to offer all or part of the Securities directly to the public at the offering prices set forth on the cover page of this Prospectus Supplement and to certain
dealers at such prices less a concession not in excess of   % of the principal
amount of the Securities. After the initial public offering, the public offering price and concession may be changed. The Underwriter is offering the Securities subject to receipt and acceptance and subject to the Underwriter's right to reject any order in whole or in part.

  The underwriting of the Securities will conform to the requirements set forth in the applicable sections of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc.

  The Underwriter is permitted to engage in certain transactions that stabilize the price of the Securities. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Securities.

  If the Underwriter creates a short position in the Securities in connection with the offering, i.e., if they sell more Units of the Securities than are set forth on the cover page of this Prospectus Supplement, the Underwriter may reduce that short position by purchasing Units of the Securities in the open market.

  The Underwriter may also impose a penalty bid on certain selling group members. This means that if the Underwriter purchases Units of the Securities in the open market to reduce the Underwriter's short position or to stabilize the price of the Securities, they may reclaim the amount of the selling concession from the selling group members who sold those Units as part of the offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

  Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Securities. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  The Underwriter may use this Prospectus Supplement and the accompanying Prospectus for offers and sales related to market-making transactions in the Securities. The Underwriter may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

                            VALIDITY OF SECURITIES

  The validity of the Securities will be passed upon for the Company and for the Underwriter by Brown & Wood LLP, New York, New York.

                             INDEX OF DEFINED TERMS

Adjusted Principal Amount.................................................. S-4
Base Value................................................................. S-20
Benchmark Index Value...................................................... S-4
Beneficial Owner........................................................... S-18
BLS........................................................................ S-13
Calculation Agent.......................................................... S-7
Calculation Day............................................................ S-14
Calculation Period......................................................... S-14
Company.................................................................... S-4
CPI........................................................................ S-4
DTC........................................................................ S-4
Ending Index Value......................................................... S-4
Final CPI.................................................................. S-4
Final Regulations.......................................................... S-25
Global Securities.......................................................... S-17
Index...................................................................... S-4
Index Business Day......................................................... S-14
Indirect Participants...................................................... S-18
Initial CPI................................................................ S-4
IRS........................................................................ S-25
Market Disruption Event.................................................... S-16
Market Value............................................................... S-20
MITTS...................................................................... S-1
MLPF&S..................................................................... S-7
Non-U.S. Holder............................................................ S-25
1983 Indenture............................................................. S-13
Participants............................................................... S-18
Pricing Date............................................................... S-14
Projected Redemption Amount................................................ S-26
SEC........................................................................ S-2
S&P........................................................................ S-2
S&P 500 Index.............................................................. S-4
Starting Index Value....................................................... S-4
Successor CPI.............................................................. S-16
Successor Index............................................................ S-17
Supplemental Redemption Amount............................................. S-4
Underwriter................................................................ S-30
Unit....................................................................... S-4
U.S. Holder................................................................ S-25
Withholding Agent.......................................................... S-28

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                                    [LOGO]

                                2,500,000 UNITS

                           MERRILL LYNCH & CO., INC.

                       S&P 500 INFLATION ADJUSTED MARKET
                        INDEX TARGET-TERM SECURITIES SM
                              DUE AUGUST   , 2007
                                   "MITTS(R)"


                             ---------------------

                             PROSPECTUS SUPPLEMENT

                             ---------------------


                              MERRILL LYNCH & CO.

                                AUGUST   , 1997

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